GROUP PLC

RECEIVED

2007 MAR 19 A 10:34

410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA
Tel: +44 (0)118 921 9750
Fax: +44 (0)118 921 9850

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
100 F Street, NE
Washington DC 20549

07021883

SUPPL

14 March 2007

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a folder with copies of documents with information made public since our request for exemption.

Below is a list of the documents enclosed with information material to an investment decision that the Company, since the request for exemption was made, (a) has made public pursuant to the laws of England and Wales, (b) has filed with the UKLA or the LSE and which was made public thereby or (c) has distributed to the Company's security holders:

1. Stock Exchange Announcement regarding Total Voting Rights:
   - Stock Exchange Announcement regarding Total Voting Rights dated 28 February 2007.
   - Stock Exchange Announcement regarding Total Voting Rights dated 15 January 2007.
   - Stock Exchange Announcement regarding Total Voting Rights dated 20 December 2007.
2. Stock Exchange Announcement regarding Holding(s) in Company:
   - Stock Exchange Announcement regarding Holding(s) in Company dated 26 September 2006
   - Stock Exchange Announcement regarding Holding(s) in Company dated 10 October 2006.
   - Stock Exchange Announcement regarding Holding(s) in Company dated 24 October 2006.
   - Stock Exchange Announcement regarding Holding(s) in Company dated 25 October 2006.
   - Stock Exchange Announcement regarding Holding(s) in Company dated 31 October 2006.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

dw 3/20

GYRUS

- Stock Exchange Announcement regarding Holding(s) in Company dated 14 December 2006.
- Stock Exchange Announcement regarding Holding(s) in Company dated 22 January 2007.
- Stock Exchange Announcement regarding Holding(s) in Company dated 22 January 2007.
- Stock Exchange Announcement regarding Holding(s) in Company dated 24 January 2007.
- Stock Exchange Announcement regarding Holding(s) in Company dated 25 January 2007.
- Stock Exchange Announcement regarding Holding(s) in Company dated 29 January 2007.

3. Stock Exchange Announcement regarding Director / PDMR Shareholding in Company dated 14 November 2006.
4. Stock Exchange Announcement regarding Blocklisting Interim Review dated 18 December 2006.
5. Stock Exchange Announcement regarding Interim Results dated 12 September 2006.
6. Stock Exchange Announcement regarding Pre-Close Period Statement dated 16 January 2007.
7. Miscellaneous Stock Exchange Announcements:
    - Stock Exchange Announcement regarding Lawsuit Settlement dated 6 September 2006.
    - Stock Exchange Announcement regarding Analyst and Investor Teach-In dated 23 October 2006.
    - Stock Exchange Announcement regarding Analyst Site Visit dated 10 October 2006.
8. Stock Exchange Announcements regarding Board Appointments and appointment of a director or secretary on Form 288 (a):
    - Stock Exchange Announcement regarding Board Appointment dated 17 October 2006.
    - Stock Exchange Announcement regarding Board Appointment dated 17 October 2006.
    - Appointment of a director or secretary on Form 288 (a) dated 16 October 2006.
    - Appointment of a director or secretary on Form 288 (a) dated 16 October 2006.
9. Board Resolutions on Allotment of Shares made from 30 August 2006 to 23 January 2007.
10. Notice of allotment of shares or securities on Form 88 (2) from 1 September 2006 to 23 January 2007.

Yours sincerely,

Yomi Akisanya

Enc.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	12:33 28-Feb-07
Number	0349S

Free annual report

GYRUS GROUP PLC

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, GYRUS GROUP PLC (GYG), a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 28 February 2007, the issued share capital and voting rights of GYRUS GROUP PLC are as follows:

GYRUS GROUP PLC's share capital consists of 146,893,545 Ordinary 1p shares with voting rights attached (one vote per share) and 2,646,370 Deferred Redeemable 50p shares without voting rights attached. No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 146,893,545.

Shareholders may use the total voting rights figure of 146,893,545 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, GYRUS GROUP PLC under the FSA's Disclosure and Transparency Rules.

28 February 2007

Contact details:

Name : Yomi Akisanya

Address : 410 Wharfedale Road
Winnersh Triangle, Wokingham
RG41 5RA

Telephone : 0118 921 9724

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	16:15 31-Jan-07
Number	4898Q

GYRUS GROUP PLC

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, GYRUS GROUP PLC (G
would like to notify the market that as at 31 January 2007, the issued share capital and voting rights

GYRUS GROUP PLC's share capital consists of 146,893,545 Ordinary 1p shares with voting rights a
voting rights attached. No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 146,893,545.

Shareholders may use the total voting rights figure of 146,893,545 as the denominator for the calcula
change to their interest in, GYRUS GROUP PLC under the FSA's Disclosure and Transparency Rule

31 January 2007

Contact details:

Name: Yomi Akisanya

Address: 410, Wharfedale Road,
Winnersh Triangle, Wokingham
RG41 5RA

Telephone: 0118 921 9724

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	16:00 20-Dec-06
Number	3708O

GYRUS GROUP PLC

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, GYRUS GROUP PLC (GYG), a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 19 December 2006, the issued share capital and voting rights of GYRUS GROUP PLC are as follows:

GYRUS GROUP PLC's share capital consists of 146,795,784 Ordinary 1p shares with voting rights attached (one vote per share) and 2,646,370 Deferred Redeemable 50p shares without voting rights attached. No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 146,795,784.

Shareholders may use the above total voting rights figure (146,795,784) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, GYRUS GROUP PLC under the FSA's Disclosure and Transparency Rules.

20/12/2006

Contact details:

Name: Yomi Akisanya

Address: 410, Wharfedale Road,
Winnersh Triangle, Wokingham
RG41 5RA

Telephone: 0118 921 9724

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:24 26-Sep-06
Number	5149J

RNS Number:5149J
Gyrus Group PLC
26 September 2006

Letter to: Gyrus Group plc dated 25/09/06

Companies Act 1985 Section 198 disclosure notice

In compliance with Part VI of the above mentioned Act, I write to inform of Royal London Asset Management Limited's total combined shareholding in GYRUS GROUP PLC ordinary 1p shares.

Further to a Disposal of 499,437 shares at a price of GBP 3.5785 on 21/09/2006, Royal London Asset Management Limited's new combined shareholding has been reduced from 3.20% to 2.85%.

As such, Royal London Asset Management Limited no longer holds a notifiable interest in the ordinary share capital of Gyrus Group plc.

If you require any further information please do not hesitate to contact me on 020 7506 6535.

Letter from rlam: royal london asset management

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	12:35 10-Oct-06
Number	2369K

GYRUS GROUP PLC ("the Company")

The Company was informed on 10 October 2006 that Morgan Stanley Securities Limited, as of 5 October 2006, now has a holding of 4,435,460 shares in the Company, which represents approximately 3.02% of the issued share capital of the Company. Morgan Stanley Securities Limited's interest in 4,243,035 of these shares is pursuant to Section 208(5) of the Companies Act 1985.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	07:00 24-Oct-06
Number	9194K

Gyrus Group plc ("the Company")

The Company was notified on 23 October 2006 that Fidelity International Limited ("FIL") and its direct and indirect subsidiaries now hold 11,585,635 ordinary shares of 1p each in the capital of the Company, representing approximately 7.98% of the Company's issued share capital. The interests are non-beneficial and include interests held by unit trust schemes in the UK and, by virtue of his shareholding in FIL, Mr Edward C. Johnson 3d.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	10:03 25-Oct-06
Number	0063L

GYRUS GROUP PLC ("the Company")

The Company was informed on 24 October 2006 that Morgan Stanley Securities Limited, as of 23 October 2006 no longer hold a notifiable interest in the shares of the Company.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	15:54 31-Oct-06
Number	3168L

GYRUS GROUP PLC ("the Company")

The Company was informed on 31 October 2006 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, as of 30 October 2006, now have a holding of 11,825,851 shares in the company, which represents approximately 8.08% of the issued share capital of the Company.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	11:48 14-Dec-06
Number	8948N

GYRUS GROUP PLC ("the Company")

The Company was informed on 14 December 2006 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, now have a non-beneficial holding of 11,462,520 shares in the Company, which represents approximately 7.83% of the issued share capital of the Company.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	10:44 22-Jan-07
Number	9005P

GYRUS GROUP PLC ("the Company")

The Company was informed on 19 January 2007 that Morgan Stanley Securities Limited, as of 18 January 2007, now has a holding of 5,026,728 shares in the Company, which represents approximately 3.42% of the issued share capital of the Company. Morgan Stanley Securities Limited's interest in 1,413,257 of these shares is pursuant to Section 208(5) of the Companies Act 1985.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	12:48 22-Jan-07
Number	9186P

GYRUS GROUP PLC ("the Company")

The Company was informed on 22 January 2007 that Lloyds TSB Group Plc ("Lloyds TSB") is interested in 4,437,484 shares in the Company, representing approximately 3.02% of the Company's issued share capital.

The shares are held by subsidiaries of Lloyds TSB as follows:

Subsidiary	**Shares held**
LTSB Private Banking	5,437
Scottish Widows Investment Partnership	4,432,047

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	16:15 24-Jan-07
Number	0928Q

NOTIFICATION OF MAJOR INTERESTS IN SHARES

THE COMPANY HAS BEEN INFORMED OF THE FOLLOWING NOTIFIABLE INTEREST IN THE COMPANY

1. Name of Company

   GYRUS GROUP PLC

2. Name of Shareholder having a major interest

   AVIVA PLC AND ITS SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

   AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

   MORLEY FUND MANAGEMENT LTD:

BNY Norwich Union Nominees Ltd	250,586*
Chase GA Group Nominees Ltd	615,040*
CUIM Nominee Ltd	147,982*

   *denotes beneficial interest

5. Number of shares/amount of stock acquired.
   N/A

6. Percentage of issued class
   N/A

7. Number of shares/amount of stock disposed
   5,392,682

8. Percentage of issued class
   3.67%

9. Class of security
   ORDINARY GBP0.01 SHARES

10. Date of transaction(s)
    18 JANUARY 2007

11. Date company informed
19 JANUARY 2007

12. Total holding following this notification
1,013,608

* beneficial interest only

13. Total percentage holding of issued class following this notification
0.69%

14. Any additional information
Figures are based on shares in issue of 146,795,784

15. Name of contact and telephone number for queries

YOMI AKISANYA
Tel: 01189 219 750

16. Name of authorised company official responsible for making this notification.

17. Date of notification

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	10:31 25-Jan-07
Number	1243Q

GYRUS GROUP PLC ("the Company")

The Company was informed on 24 January 2007 that Morgan Stanley Securities Limited no longer has a notifiable interest in the Company.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	11:01 29-Jan-07
Number	2788Q

GYRUS GROUP PLC ("the Company")

The Company was informed on 26 January 2007 that, following a disposal of shares, Legal and General Group plc now has an interest in 5,815,014 ordinary shares in the Company, which represents approximately 3.96% of the issued share capital of the Company. The shares are held by Legal & General Assurance (Pensions Management) Limited (PMC).

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RECEIVED

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	12:47 14-Nov-06
Number	0517M

GYRUS GROUP PLC ("Gyrus" or "the Company")

Notification Of Interests Of Directors And Connected Persons

The Company has been advised today that John Rennocks, non-executive director, purchased 5,000 ordinary shares at 353.25p today, 14 November 2006. His total holding following this notification is 5,000 (0.03%) of the issued ordinary share capital of the Company.

Enquiries:
Ron Honig
Company Secretary
Gyrus Group PLC
Tel: + (1) 508 804 2639

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Blocklisting Interim Review
Released	13:52 18-Dec-06
Number	1281O

BLOCK LISTING SIX MONTHLY RETURN

1. **Name of company:** Gyrus Group Plc

2. **Names of schemes:**

   (a) Gyrus 1997 Approved Share Option Scheme
   (b) Gyrus 1997 Unapproved Share Option Scheme
   (c) Gyrus Group Plc US Stock Option Plan

3. **Period of return:** 9th June 2006 to 8th December 2006

4. **Opening balance under schemes from block listing:**

   (a) 230,987 ordinary 1p shares
   (b) 1,187,574 ordinary 1p shares
   (c) 1,043,000 ordinary 1p shares

5. **Number of shares issued/allotted under schemes during period:**

   (a) 21,023
   (b) 1,236
   (c) 189,395

6. **Balance under schemes not yet issued/allotted at the end of period:**

   (a) 209,964
   (b) 1,186,338
   (c) 853,605

7. **Number and class of share (s) originally listed and the date of admission:**

   (a) 230,987 ordinary 1p shares
   (b) 1,187,574 ordinary 1p shares
   (c) 1,043,000 ordinary 1p shares

   All listed and admitted on 9th June 2006

   Total number of shares in issue at the end of the period:

   146,795,102 ordinary 1p shares

Contact details:

Name: Yomi Akisanya

Address: 410, Wharfedale Road,
Winnersh Triangle, Wokingham
RG41 5RA

Telephone: 0118 921 9724

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Interim Results
Released	07:01 12-Sep-06
Number	8030I

12 September 2006

Gyrus Group PLC

Successful acquisition of ACMI drives 82% operating profit increase at Gyrus

Gyrus Group PLC ("Gyrus" or "the Group"), a leading supplier of medical devices which reduce trauma and complications in surgery, announces its interim results for the six months ended 30 June 2006.

Financial Highlights

- Group revenues up 127% to £107.4m (H1 2005: £47.3m) - 116% on a constant currency basis
- Legacy Gyrus business revenue up 17% to £55.3m (H1 2005: £47.3m) - 12% on a constant currency basis
- Operating profit pre-restructuring costs and amortisation of acquired intangible assets up 200% to £17.1m (H1 2005: £5.7m)
- Operating profit margin before restructuring costs and amortisation of acquired intangible assets rises to 15.9% (H1 2005: 12.1%)
- Operating profit up 82% to £10.4m (H1 2005: £5.7m)
- Basic EPS (including restructuring costs and amortisation of intangible assets) falls 51% to 2.5p (H1 2005: 5.1p)
- Adjusted EPS (excluding restructuring costs, amortisation of acquired intangible assets and deferred taxation) rises 54% to 7.7p (H1 2005: 5.0p)

Operating Highlights

- Integration of ACMI business progresses well; target net savings increased from $22m to $25m by mid 2008
- Gross margin of 59.7 % (H1 2005 (proforma): 57.3%) exceeds expectations through volume, product mix and integration benefits
- Introduction of the PlasmaCision platform to the surgical market makes a good start; 105 G400 General Surgery generators installed into US market by 30th June and approximately $1.9m of disposable PlasmaCision derived instrument revenues achieved (H1 2005: $0.3m)

Commenting on the results, Brian Steer, Executive Chairman, said:

"To have produced strong results during the integration phase of last year's major acquisition of ACMI shows the strength of our business. We are now focused on making the combination of our "See and Treat" technologies a commercial reality for surgeons, and, against the backdrop of a declining US dollar for the second half, we look ahead to the full year with cautious optimism and longer term confidence in the commercial potential of our technology platform."

Enquiries:

Gyrus Group PLC	Today:
Brian Steer, Executive Chairman	Tel: 0207 831 3113
Simon Shaw, Chief Financial Officer	Tel: 0207 831 3113
Financial Dynamics	
Ben Atwell	Tel: 0207 831 3113

A meeting for analysts will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB at 9.00 am. Please call Mo Noonan on 020 7269 7116

Overview

Gyrus has performed well in the half year to 30th June 2006. Our reported results have been materially enhanced by the acquisition of American Cystoscope Makers Inc ("ACMI") in July 2005 with revenue growth of 127% to £107.4m (H1 2005: £47.3m). Operating profits, before restructuring costs and amortisation of acquired intangible assets, grew by 200% to £17.1m (H1 2005: £5.7m). Beneath these results lies a strong performance on a proforma basis (i.e. assuming we had owned ACMI throughout the first half of 2005), which was achieved against the backdrop of significant strategic change to the combined Group in the period. Revenue grew by 10% over the proforma H1 2005 figure of £97.5m (6.3% on a constant currency and continuing product portfolio basis) and operating profit before restructuring and amortisation expenses grew by 36% over the proforma H1 2005 figure of £12.5m.

These results reflect our original expectations for the period of consolidation and restructuring post-acquisition; namely that the benefits of the potential manufacturing synergies and operational gearing would begin to show through soonest in the form of increased operating profitability, while the evolving market focus on the "See and Treat" platform would take longer to emerge.

Reported basic earnings per share (EPS) fell by 51% to 2.5p (H1 2005: 5.1p) principally due to restructuring costs and the amortisation of acquired intangible assets associated with the acquisition of ACMI (which together represented approximately 4p per share in the period). The Board's preferred measure of performance, Adjusted EPS, which excludes integration, amortisation costs and the effects of deferred taxation, grew 54% to 7.7p (H1 2005: 5.0p).

Business Review

The performance of each business unit during the first half of 2006 is shown below in its principal billing currency:

Analysis of Revenues

Business			**H12005**	**H12006**	**Growth**
Surgical	US	$m	20.1	36.0	79.1%
	International	£m	3.8	2.8	(26.3)%
Urology & Gynaecology	US	$m	3.3	71.9	2078.8%
	International	£m	1.1	10.2	827.3%
ENT	US	$m	25.8	25.6	(0.8)%
	International	£m	6.5	6.0	(7.7)%
Partnered Technologies	US	$m	16.1	21.8	35.4%

International	£m	1.1	1.2	9.1%
$/£ Rate		1.88	1.78	5.3%
Total Revenue	**£m**	**47.3**	**107.4**	**127.1%**

SURGICAL DIVISION

The Surgical division, representing 21% of Group turnover, is focused on laparoscopic and minimally invasive abdominal surgery.

In the US, the division's revenues grew by 79% to $36.0m partly through its assumption of sales responsibility for a portfolio of minimally invasive surgical equipment from ACMI. Underlying this, the US laparoscopic gynaecology business continued to grow well on the back of strong performances across the PK product range, including over 20% sales growth in cutting forceps.

In late March the PlasmaCision-based PlasmaTrissector and Plasma J-Hook were introduced into the general surgery market alongside the G400 generator and the existing PlasmaSpatula for the gynaecology market. At the same time, and off the same generator, the division introduced another PlasmaCision derived instrument, the PlasmaSeal, which electronically cuts and seals tissue in the open abdominal surgery environment. This range of instruments represents the core of our PlasmaCision portfolio for the large general surgery market. In the first few months since its introduction we have been evaluating performance of the technology and its embodiment in the form of these first products. Feedback from general surgeons indicates that this technology is highly promising; there are some design modifications to the PlasmaTrissector, which have been identified to ensure consistency of performance and are being effected in the second half. In addition the surgical team is developing its training modules in the light of our introductory experiences in the field. In summary, the PlasmaCision portfolio generated approximately $1.9m in disposable instrument sales during the period (H1 2005: $0.3m) and 105 G400 generators were installed into the US market by 30th June. Of these, 51% were sold, generating additional revenues of $0.9m, rather than placed, a sale vs. placement ratio which is consistent with our experience of recent times.

Internationally, sales revenue in this relatively small part of the division fell by approximately 26% to £2.8m (H1 2005: £3.8m). The fall was due to strong sales to legacy ACMI distributors in the comparative period and the temporary stasis created by the integration of the combined Group's international distribution network.

UROLOGY & GYNAECOLOGY DIVISION

The Urology & Gynaecology division, representing approximately 47% of Group turnover, is focused primarily on endoscopic treatments of the urological tract and uterus.

The acquisition of ACMI in July 2005 created the Division which generated US revenues of $71.9m (H1 2005: $3.3m).

Since the beginning of the year the division has begun to change its market positioning from primarily the sale of capital goods such as scopes and generators to focus increasingly on the selected placement of capital goods to drive revenues from disposable products and services. We agreed our first significant contract of this type with an East Coast hospital chain at the end of the period. Commission structures have been altered for the second half of 2006 to further encourage this shift in emphasis amongst the sales force. In addition, the division has discontinued selling certain peripheral products, which collectively had revenues of over $1m in H1 2005.

Overall the division performed well in gynaecology, with approximately 17% revenue growth on the proforma comparative period to $9.4m including strong performances in both disposable products and hysteroscopes.

In the cysto-resection market (US sales revenue $31.5m), we began to see the benefit of marketing the PK SuperPulse system to the legacy ACMI customer base. Revenue from the sale of disposable PK instruments in the US grew by approximately 40% to $3.4m and 61 SuperPulse generators were installed into the US market, of which 36% were sold and the remainder placed to encourage upgrading by the customer.

The third area of principal focus for the division is the management of kidney stones, for which the Group has a full range of visualisation and instrumentation products. US revenues from this area decreased by approximately 6% on a proforma comparative basis to $27.8m. Two principal areas contributed to this shortfall: in the laser treatment market sales of high value laser generators were negatively affected by the strong performance of the previous year in which significant capital sales were achieved; secondly there was a significant shortfall in sales of flexible ureteroscopes, primarily as a result of the anticipated launch of the digital ureteroscope in the second half of this year. This product appears to have great potential and was the subject of strong interest among urologists to whom it was introduced at the American Urology Association meeting in May. We anticipate sales commencing early in the fourth quarter.

Internationally, the Division achieved revenue of £10.2m, which represented growth of approximately 31% on the proforma comparative period. Much of this growth was achieved as a result of the transfer from distributors to direct business in markets where the Group has a proprietary presence.

ENT DIVISION

The ENT division, a leader in the fields of otology, sinus & rhinology and head and neck surgical products, represented 19% of Group turnover in the first half of 2006.

The division had a flat performance during the period as it sought to reposition itself as a more "surgical" business while substantially increasing its profitability through restructuring.

The US Otology business declined by 3% over the unusually strong comparative period, which had itself grown by over 10%. The average revenue growth over the periods concerned, at approximately 2% per annum is in line with our normalised expectations for this part of the business.

The US Sinus and Rhinology business grew revenues by approximately 7% over the comparable period. The continued performance of the PK Diego microdebrider system was adversely affected by the implications of the patent litigation brought by Medtronic Xomed against the ENT division, which was satisfactorily settled after the period end. In total the Diego line of instruments grew by approximately 9%.

In the Head and Neck sector, the somnoplasty business continued its reimbursement-related decline with revenues of $2.7m, approximately 16% lower than the comparable period. The remaining Head and Neck business grew by approximately 12% to $2.1m, primarily as a result of sales of the Tonsil PlasmaKnife at $0.4m (H1 2005: $0.03m). Since its launch in March 2005, market feedback on the original Tonsil PlasmaKnife had progressively indicated that, although the PlasmaCision technology was positively received, the original instrument was too bulky for widespread adoption. In response to this, the division successfully validated the use of an alternative PlasmaCision derived instrument, and in late August the jPlasmaKnife was commercially introduced for the tonsillectomy procedure. In addition the division has progressed the development of the Dissector PlasmaKnife for surgical procedures of the neck, which is to be launched early in the fourth quarter.

Internationally, divisional revenues declined by approximately 8% to £6.0m. The benefits of moving from distributor to direct sales in certain markets (Australia and China) were cancelled out by the negative effect on revenue of the sale of the non-core European ENT surgery furniture business in

January, which contributed revenue of approximately £0.83m in the comparative period.

PARTNERED TECHNOLOGIES DIVISION

Gyrus's Partnered Technologies Division represented 13% of Group revenues during the period. The Division consists of technology licence, marketing and supply relationships with Johnson & Johnson (Depuy Mitek, Ethicon Endo-Surgery and Gynecare), Guidant, Conmed and Rhytec. The Division's overall revenues increased substantially, by approximately 31% to $23.9m (H1 2005: $18.2m), with our principal partners showing sound growth. The H1 2005 comparative was somewhat weak and therefore flatters the division's performance. The underlying growth rate from long term partners, excluding the effect of the new cosmetic partnership with Rhytec, was approximately 20%.

Research & Development

The Group's gross investment in R&D for the first half was £8.2m (7.6% of sales) an increase of 4% on the proforma comparative of approximately £7.9m. During the period the Group expensed approximately £1.1m in respect of litigation costs associated with the Medtronic claim against the ENT Division's Diego microdebrider product (H1 2005: £0.9m).

There are some significant product launches scheduled for the second half of 2006 in both the visualisation and instrumentation sides of the business, including the digital ureteroscope in the Urology & Gynaecology division and the jPlasmaKnife and the Dissector PlasmaKnife in the ENT division.

In addition, the R&D team is focused on developing the next technology platform for the Group, which will ultimately combine the capital elements of the Group's "See and Treat" to improve economics and functionality for laparoscopic/endoscopic suites and ultimately drive revenues from disposable products.

Operations and integration

During the first half of 2006 the Group has enjoyed a significant increase in operating profitability through a combination of lean manufacturing improvements, sourcing and overhead rationalisation and other integration benefits. Although the Group's reported gross margin dropped to 59.7% (H1 2005: 61.3%) it has improved substantially on the proforma comparative gross margin of approximately 57.3% for H1 2005.

The operating margin before amortisation of acquired intangible assets and restructuring costs improved to 15.9% compared with 12.1% in the comparative period and 14.2% for the last financial year. This represents a significant progression towards the Group's target of a 20% annualised rate by mid 2008.

The material integration initiatives commenced during the period are as follows:

1) The Group's plant at Racine, Wisconsin, is to be closed by mid 2007;
2) Establishment of a separate global distribution centre in Minneapolis for the Surgical and Urology & Gynaecology divisions. This centre is under final fit out and is expected to commence operations in the final quarter of 2006;
3) Establishment of an offshore manufacturing facility in Mexico to reduce the manufacturing cost of stable high volume products. The Group has recently entered an agreement with a provider of sheltered manufacturing facilities to achieve this before the end of the year; and
4) Implementation of a Group wide ERP system to replace the disparate systems in the legacy organisations. Oracle was selected at the end of 2005, and the detailed implementation process has progressed since then in order to implement in the customer service and distribution centre and the legacy ACMI plants in March 2007.

In addition to the above principal initiatives, the Group has achieved significant integration benefits from operational improvement programmes, improved sourcing of both production and non-production products and services and removal of excess support and management staff. Of the target $22m in annualised savings by mid 2008, which was disclosed at the time of the acquisition last year, approximately 75% had been implemented by the end of June with programmes to deliver that benefit progressively between the acquisition date and mid 2008. The integration team has identified further opportunities for improvement in excess of the original $22m and, taking into account the need to minimise integration risk, invest in business growth particularly in general surgery and, in certain circumstances share some cost benefits with our customers, we have raised our final formal cost savings target to $25m in net savings.

Over the remaining reporting periods until mid 2008, it will become progressively more difficult to establish the relative benefits associated with the various contributory factors to operating performance such as volume growth, lean manufacturing, new product introduction, integration cost savings and shifts in strategy between capital and disposable revenues. Accordingly, from here on the Group will focus its reporting on the progression of the operating margin towards our target of c. 20%.

Financial Review

Operating expenses net of other operating income increased by 132% to £53.8m (H1 2005: £23.2m) primarily as a result of the acquisition of ACMI. On a proforma comparative basis and excluding both restructuring costs and intangible asset amortisation, underlying net operating expenses grew by approximately 11.4% to £48.1m, representing 44.8% of revenue (H1 2005: approximately £43.3m and 44.4% respectively). The principal contributor to this increase was selling and distribution expenses which grew by 11% on a proforma basis as the Group prepared for certain key product launches particularly into general surgery.

Basic earnings per share (EPS) fell by 51% to 2.5p (H1 2005: 5.1p). Adjusted EPS, which excludes amortisation of acquired intangible assets, restructuring costs including the costs of the special LTIP award and deferred tax increased by 54% to 7.7p (H1 2005: 5.0p) despite a significant increase in the provision for current tax to 18% of profits before amortisation charges (H1 2005: 12%), reflecting the increased profits in predominantly EU jurisdictions where there are limited tax losses to offset.

During the period, the Group increased the installed base of generators in the US market by 17% to 5694 units (H1 2005: 4861 units). 52% of new installations were sold rather than placed. Sales of the related disposable instruments increased 29% to $28.6m (H1 2005: $22.2m).

The Group's working capital position improved marginally compared with the proforma combined comparative from 30th June 2005 with a 1% rise in the sterling value of inventories being offset by an 8% reduction in trade receivables and a 9% increase in trade creditors. Compared to the previous year-end position the apparent improvement is greater. However it is important to note that both seasonality and particularly the devaluation of the dollar between 31st December 2005 and 30th June 2006 had the effect of apparently decreasing the working capital of the Group. The effect of currency translation decreased the sterling value of the Group's assets and liabilities as a whole, which are materially denominated in that currency. At the period end net debt, which is predominantly US dollar denominated, stood at £110.4m (31st December 2005: £129.9m) representing a debt to equity gearing ratio of 39.2% (31st December 2005: 43.1%) and reflecting the natural hedge of our financing structure.

Outlook

2006 is an important year for Gyrus in which we are consolidating the combined Group, introducing

several important new "See and Treat" products and launching Gyrus into the large general surgery market. At the same time the strategy of capital placement to drive incremental sales of disposable products is being introduced into the Group's largest division. These initiatives have started well and we look ahead to the full year with optimism, albeit with some caution in the face of a declining US dollar in the second half. In the longer term we look with enhanced confidence at the commercial potential of our "See and Treat" platform.

Brian Steer
Executive Chairman

Gyrus Group PLC
Consolidated Income Statement
For the six months ended 30 June 2006

	Note	6 months ended 30 June 2006 (unaudited) £000	Restructuring (Note 3) £000	6 months Ended 30 June 2006 (unaudited) £000	6 months Ended 30 June 2005 (unaudited) £000	Ye End 31 Decemb 20((audite £0(
Revenue	4	**107,413**	**-**	**107,413**	47,271	150,3'
Cost of sales		**(42,219)**	**(1,043)**	**(43,262)**	(18,317)	(66,74
Gross profit		**65,194**	**(1,043)**	**64,151**	28,954	83,6:
Other operating income		**329**	**-**	**329**	892	1,5(
Selling and distribution expenses						
- Selling and distribution		**(29,220)**	**(879)**	**(30,099)**	(13,335)	(40,16
- Amortisation of acquired intangibles		**(1,516)**	**-**	**(1,516)**	-	(2,52
Research and development expenses						
- Research and development		**(8,169)**	**(11)**	**(8,180)**	(5,071)	(13,09
- Amortisation of acquired intangibles		**(2,838)**	**-**	**(2,838)**	-	(1,40
General and administrative expenses		**(11,082)**	**(403)**	**(11,485)**	(5,727)	(17,52
Operating profit		**12,698**	**(2,336)**	**10,362**	5,713	10,4'
Financial income		**859**	**-**	**859**	80	3,2:
Financial expense		**(5,649)**	**-**	**(5,649)**	(1,080)	(6,71
Profit before taxation		**7,908**	**(2,336)**	**5,572**	4,713	6,9:
Income tax expense	5	**(2,747)**	**811**	**(1,936)**	(454)	(65
Profit for the period		**5,161**	**(1,525)**	**3,636**	4,259	6,2'

Earnings per ordinary share				
Basic	8	**2.5p**	5.1p	5.(
Diluted	8	**2.4p**	5.0p	5.⁄

Gyrus Group PLC
Statement of recognised income and expense
For the six months ended 30 June 2006

	6 months Ended 30 June 2006 (unaudited) £000	6 months Ended 30 June 2005 (unaudited) £000	Year Ended 31 December 2005 (audited) £000
Exchange differences arising on translation of foreign operations	**(26,783)**	7,284	18,807
Deferred tax recognised on income and expenses directly in equity	**404**	130	663
Cash flow hedges			
Changes in accounting policy relating to the first-time adoption of IAS 39	-	115	115
Effective portion of changes in fair value of cash flow hedges net of recycling	**1,009**	(337)	579
Actuarial gain/(loss) on defined benefit pension plan	**11**	-	(35)
	(25,359)	7,192	20,129
Profit for the period	**3,636**	4,259	6,276
Total recognised income and expense for the period	**(21,723)**	11,451	26,405

Gyrus Group PLC
Consolidated Balance Sheet

	Note	As at 30 June 2006 (unaudited) £000	As at 30 June 2005 (unaudited) £000	As at 31 December 2005 (audited) £000
Assets				
Property, plant and equipment	6	**19,992**	11,003	20,057
Goodwill		**269,204**	96,154	288,251
Other intangible assets		**90,413**	755	110,288
Deferred tax asset	5	-	4,643	-
Total non-current assets		**379,609**	112,555	418,956
Inventories		**32,429**	16,217	33,140

Trade receivables		**29,711**	16,620	35,509
Other current assets		**8,007**	3,920	8,849
Cash and cash equivalents		**28,756**	7,524	20,194
Total current assets		**98,903**	44,281	97,692
Total assets		**478,512**	156,836	516,288
Equity				
Share capital	7	**(2,789)**	(2,163)	(2,785)
Share premium	7	**(304,536)**	(152,913)	(303,699)
Merger reserve		**(3,860)**	(3,860)	(3,860)
Hedging and translation reserves		**15,306**	2,029	(10,467)
Retained earnings		**14,437**	23,053	19,306
Total equity		**(281,442)**	(133,854)	(301,505)
Liabilities				
Bank loan	9	**(118,944)**	-	(136,731)
Obligations under finance leases and hire purchase contracts		**(83)**	(215)	(146)
Deferred tax liabilities	5	**(20,842)**	-	(22,801)
Provisions		**(3,693)**	-	(3,219)
Total non-current liabilities		**(143,562)**	(215)	(162,897)
Bank overdrafts and loans due within one year	9	**(20,028)**	(8,087)	(13,123)
Trade and other payables		**(31,209)**	(14,019)	(37,700)
Current tax payable		**(2,160)**	(527)	(929)
Obligations under finance leases and hire purchase contracts		**(111)**	(134)	(134)
Total current liabilities		**(53,508)**	(22,767)	(51,886)
Total liabilities		**(197,070)**	(22,982)	(214,783)
Total equity and liabilities		**(478,512)**	(156,836)	(516,288)

Gyrus Group PLC
Consolidated Cash Flow Statement

	As at 30 June 2006 (unaudited) £000	As at 30 June 2005 (unaudited) £000	As at 31 December 2005 (audited) £000
Cash flows from operating activities			
Profit for the period	**3,636**	4,259	6,276
Adjustments for:			
Depreciation of property, plant and equipment	**2,747**	1,735	4,316
Amortisation of intangible assets	**4,483**	77	4,327
Loss on disposal of property, plant and equipment	**58**	44	85
Financial income and expense	**4,790**	1,000	5,463
Exchange loss included in financial income and expense	**(290)**	(711)	(1,062)
Fair value adjustment on acquired inventory and option accounting	-	-	2,705

Equity settled share based payment expense	**1,199**	281	1,570
Taxation	**1,936**	454	659
Operating cash flows before movement in working capital	**18,559**	7,139	24,339
Increase in inventories	**(765)**	(3,850)	(1,263)
Decrease/(increase) in trade and other receivables	**3,994**	(2,736)	(10,268)
(Decrease)/increase in trade and other payables	**(3,093)**	3,688	948
Cash generated from operations	**18,695**	4,241	13,756
Interest paid	**(4,772)**	(384)	(3,227)
Taxation paid	**(878)**	(631)	(573)
Net cash from operating activities	**13,045**	3,226	9,956
Cash flows from investing activities			
Interest received	**342**	80	192
Acquisition of property, plant and equipment	**(4,150)**	(1,656)	(4,238)
Acquisition of patents, trademarks and other intangibles	**(10)**	(296)	(56)
Expenditure on product development	**(267)**	-	(253)
Acquisition of subsidiaries (net of cash acquired)	**-**	(765)	(289,775)
Net cash from investment activities	**(4,085)**	(2,637)	(294,130)
Cash flows from financing activities			
Proceeds from issue of share capital	**841**	469	155,660
(Repayment)/increase in borrowings	**(546)**	(841)	141,259
Repayment of obligations under finance leases	**(65)**	(59)	(133)
Net cash from financing activities	**230**	(431)	296,786
Net increase in cash and cash equivalents	**9,190**	158	12,612
Cash and cash equivalents at beginning of period	**20,194**	7,263	7,263
Effect of foreign exchange rate fluctuations on cash held	**(628)**	103	319
Cash and cash equivalents at end of period	**28,756**	7,524	20,194
Bank balances and cash	**28,756**	7,524	20,194

Gyrus Group PLC
Notes to the Preliminary Announcement
For the six months ended 30 June 2006

1. Basis of preparation

Gyrus Group PLC is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The preliminary announcement for the period ended 30 June 2006 has been drawn up under the same accounting policies as those used for the financial statements for the year ended 31 December 2005.

The interim financial statements do not constitute statutory accounts as they are unaudited.

The comparative figures for the financial year ended 31 December 2005 are not the Group's full audited statutory accounts for that financial year. Those accounts, which were prepared under EU adopted International Financial Reporting Standards, have been reported on by the Group's auditor and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The condensed consolidated interim financial statements were authorised for issuance on 12 September 2006.

2. Adjustment to initial accounting for the acquisition of American Cystoscope Makers Inc

As disclosed in the Annual Report and Accounts for the year ended 31 December 2005, on 21 July 2005, Gyrus Group PLC acquired 100% of the share capital of American Cystoscope Makers Inc ("ACMI"). Fair values were assigned to ACMI's identifiable assets, liabilities and contingent liabilities on the basis of information available. Subsequent to the initial accounting for this business combination, a liability of £224,000 has been identified that existed at the balance sheet date but for which no fair value was attributed on acquisition. As permitted under IFRS 3 ("Business Combinations"), the liability has been recognised within twelve months of the acquisition date. Net assets and liabilities restated at the acquisition date are £14,711,000 and goodwill restated at acquisition £180,217,000. There is no impact on either the profit or adjusted earnings per share for the year ended 31 December 2005 or for the six months ended 30 June 2006.

3. Restructuring costs

As a result of the acquisition of American Cystoscope Makers Inc in July 2005, the Group continues to incur restructuring costs arising from the integration of the legacy Gyrus business with that of ACMI. The total charge for the period ending 30 June 2006 was £2,336,000 (year ended 31 December 2005: £2,369,000 and six months ended 30 June 2005: £nil). An analysis of these costs is shown below.

	As at 30 June 2006 (unaudited) £000	As at 30 Jun 2005 (unaudited) £000	As at 31 December 2005 (audited) £000
Severance costs	**1,081**	-	1,320
Short-term sales commission	-	-	352
Demonstration equipment write-off	-	-	148
Alignment of global enterprise resource planning systems	-	-	456
International distributor settlements	**216**	-	-
Manufacturing inefficiencies arising as a result of the relocation of production	**276**	-	-
Set up costs associated with the customer service and distribution centre	**95**	-	-
Core integration team expenses	**413**	-	-
Gyrus ACMI rebranding	**66**	-	-
Other costs	**189**	-	93
	2,336	-	2,369

4. Segment reporting

Segment information is presented in the condensed consolidated financial statements in respect of the Group's business Divisions, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus & rhinology and head & neck products
Surgical	Design, development, manufacture, marketing and sales of laparoscopic surgery products
Urology & Gynaecology	Design, development, marketing and sales of urology and gynaecology and visualisation products
Partnered Technologies	Out-licensing of the Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence

For the six months ended 30 June 2006 (unaudited)

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
	£000	£000	£000	£000	£000
Revenue					
External sales	**20,416**	**22,967**	**13,470**	**50,560**	**107,413**
Inter-segment sales	-	**438**	**3,439**	-	**3,877**
	20,416	**23,405**	**16,909**	**50,560**	**111,290**
Segment result before amortisation and restructuring charges	**2,688**	**5,967**	**3,106**	**7,313**	**19,074**
Amortisation of acquired intangibles	-	**(500)**	**(30)**	**(3,824)**	**(4,354)**
Restructuring charges	**(75)**	**(337)**	**(135)**	**(1,789)**	**(2,336)**
Segment result after amortisation of acquired intangibles and restructuring charges	**2,613**	**5,130**	**2,941**	**1,700**	**12,384**
Unallocated corporate expenses					**(2,022)**
Profit from operations					**10,362**
Net finance costs					**(4,790)**
Profit before tax					**5,572**
Income tax expense					**(1,936)**
Profit for the period					**3,636**

For the six months ended 30 June 2005 (unaudited)

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
	£000	£000	£000	£000	£000
Revenue					
External sales	20,190	14,430	9,703	2,948	47,271
Inter-segment sales	-	505	2,246	-	2,751
	20,190	14,935	11,949	2,948	50,022
Segment result	1,572	3,566	2,035	909	8,082
Unallocated corporate expenses					(2,369)
Profit from operations					5,713
Net finance costs					(1,000)
Profit before tax					4,713
Income tax expense					(454)
Profit for the period					4,259

5. Tax expense

The overall rate of tax for the period is 34.7% (30 June 2005: 9.6%) which is higher than the standard rate of UK corporation tax of 30%.

This is due, in particular, to the higher rates of tax in the overseas jurisdictions, the impact of IFRS 2 on the issue of long- term incentive awards and significant non-deductible items such as the amortisation of intangibles.

Current taxation

	As at 30 June 2006 (unaudited) £000	As at 30 June 2005 (unaudited) £000
- Domestic	**1,267**	197
- Foreign	**515**	367
	1,782	564
Deferred tax		
- Current year	**154**	(110)
Taxation attributable to the Company and its subsidiaries	**1,936**	454

Deferred Taxation

	£000
Net deferred tax asset recognised at 30 June 2005	4,643
Business combinations	(28,152)
Credit to income for the period	168
Charged directly to equity	130
Exchange differences	410
Net deferred tax liability recognised at 31 December 2005	(22,801)
Charge to income for the period	(154)
Charged directly to equity	404
Exchange differences	1,709
Net deferred tax liability recognised at 30 June 2006	**(20,842)**

The primary components of the Group's recognised deferred tax assets include accrued interest payments on loans to US subsidiaries and tax loss carry forwards.

The primary components of the Group's deferred tax liabilities include temporary differences related to tax relief for goodwill obtained in relation to the acquisition of the assets of Smith & Nephew Inc's ENT division ("ENT") and on the intangible assets acquired during the acquisitions made in 2005.

As the Group has overseas entities, the sterling deferred tax position moves as a result of translation at the exchange rate prevailing at the period end. This foreign exchange difference has been recognised through reserves.

6. Property, plant and equipment

Capital commitments

As at 30 June 2006, the Group entered into contracts to purchase property, plant and equipment of £1,102,000 (six months ended 30 June 2005: £693,000).

7. Capital and reserves

Share capital and share premium

The Group recorded the following amounts within shareholder's equity as a result of the issuance of ordinary shares.

For the six months ended 30 June

	Share capital		Share premium	
	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
	£000	£000	£000	£000
Issuance of ordinary shares	**4**	3	**837**	466

Dividends
The Directors do not propose the payment of a dividend (30 June 2005: £nil).

8. Earnings per share

Basic earnings per share
The calculation of basic earnings per share for the six months ended 30 June 2006 was based on the profit attributable to ordinary shareholders of £3,636,000 (year ended 31 December 2005:£6,276,000 and six months ended 30 June 2005: £4,259,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2006 of 146,287,927 (year ended 31 December 2005: 111,601,948 and six months ended 30 June 2005: 83,766,128).

Diluted earnings per share
The calculation of diluted earnings per share for the six months ended 30 June 2006 was based on the profit attributable to ordinary shareholders of £3,636,000 (year ended 31 December 2005:£6,276,000 and six months ended 30 June 2005: £4,259,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2006 of 150,513,041 (year ended 31 December 2005: 115,368,521 and six months ended 30 June 2005: 84,631,581).

Earnings

	6 months ended 30 June 2006 (unaudited)	6 months ended 30 June 2005 (unaudited)	Year ended 31 December 2005 (audited)
	£000	£000	£000
Earnings for the purposes of basic and diluted earnings per share	**3,636**	4,259	6,276

	6 months ended 30 June 2006 (unaudited)	6 months ended 30 June 2005 (unaudited)	Year ended 31 December 2005 (audited)
	Number	Number	Number
Weighted average number of shares for purposes of calculating basic earnings per share	**146,287,927**	83,766,128	111,601,948
Effect of dilutive options	**4,225,114**	865,453	3,766,573
Weighted average number of shares for purposes of calculating diluted earnings per share	**150,513,041**	84,631,581	115,368,521
Basic earnings per share	**2.5p**	5.1p	5.6p
Diluted earnings per share	**2.4p**	5.0p	5.4p

Adjusted earnings per share

In order to provide a clearer measure of the Group's underlying performance, profit attributable to ordinary shareholders is adjusted to exclude items which management consider will distort comparability. Adjusted basic earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £11,252,000 (year ended 31 December 2005: £15,835,000 and six months ended 30 June 2005: £4,149,000) by the weighted average number of ordinary shares outstanding during the six months ended 30 June 2006 of 146,287,927 (year ended 31 December 2005: 111,601,948 and six months ended 30 June 2005: 83,766,128).

Adjusted diluted earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £11,252,000 (year ended 31 December 2005: £15,835,000 and six months ended 30 June 2005: £4,149,000) by the weighted average number of ordinary shares outstanding during the six months ended 30 June 2006 of 150,513,041 (year ended 31 December 2005: 115,368,521 and six months ended 30 June 2005: 84,631,581).

Earnings on which adjusted earnings per share is based:

	6 months ended 30 June 2006 (unaudited)	6 months ended 30 June 2005 (unaudited)	Year ended 31 December 2005 (audited)
	£000	£000	£000
Basic earnings for the period	**3,636**	4,259	6,276
Net impact of fair value adjustments on acquired inventory and option accounting	-	-	2,706
Restructuring charges	**2,336**	-	2,369
Amortisation of acquired intangible assets	**4,354**	-	3,873
Charge relating to "special" LTIP award*	**772**	-	872
Deferred taxation	**154**	(110)	(261)
Earnings for the purposes of adjusted earnings per share	**11,252**	4,149	15,835
Adjusted basic earnings per share	**7.7p**	5.0p	14.2p
Adjusted diluted earnings per share	**7.5p**	4.9p	13.7p

*As part of the acquisition of American Cystoscope Makers Inc, a "special" award of conditional shares under the Group's LTIP scheme was approved by shareholders and was made to retain and incentivise approximately 25 key executives to integrate the business effectively. The award will create a charge over approximately three years until the potential vesting date of July 2008. The charge relating to this is considered to be another form of integration/restructuring cost.

9. Interest-bearing loans and borrowings

As at 30 June 2005 the Group had a loan of £8,087,000 under a revolving credit facility of £15,000,000 which would have expired in December 2005. In order to finance the acquisition of American Cystoscope Makers Inc, new banking facilities were agreed which comprised a term loan of $250m together with a revolving credit facility. The remaining balance on the previous loan facility at 21 July 2005 was refinanced under the terms of the new facility.

The $250m loan is for a fixed term of five years. The loan attracts a maximum rate of US LIBOR plus 1.75% provided that Total Net Debt to Consolidated EBITDA (as defined in the facility agreement) is less than 3.50 and a minimum rate of US dollar LIBOR plus 0.75% provided that Total Net Debt to Consolidated EBITDA is less than 1.00.

Each advance drawn down under the $30m revolving credit facility is repaid on the last business day of each fixed term interest period (typically three to six months). As the term of the revolving credit facility is for a period of five years from 21 July 2005, amounts drawn down under this facility are shown as non-current liabilities where repayments are due in greater than one year. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at US dollar LIBOR plus 1.75%. The margin added to US dollar LIBOR follows that of the term loan facility. Amounts drawn down on this facility at 30 June 2006 were US$650,000 and EUR€5,000,000. These loans are disclosed as current liabilities.

The $250m loan and $30m revolving credit facility are secured by a fixed and floating debenture on the assets of the Group.

Repayments on the loan over the period from 1 January 2006 to 30 June 2006 were as follows:

	Euro	US dollar	Total
	£000	£000	£000
Loan balance as at 1 January 2006 (audited)	3,435	146,419	149,854
Repayments	-	(546)	(546)
Foreign exchange movement	21	(10,357)	(10,336)
Loan balance as at 30 June 2006 (unaudited)	**3,456**	**135,516**	**138,972**

10. Financial Instruments

Interest rate risk

The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged. At 30 June 2006, the Group had entered into two interest rate cap and collar transactions. The cap on both financial instruments is US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. The maturation of both instruments is consistent with that of the $250m term loan. At 30 June 2006, the Group had interest rate hedges with a notional contract amount of $187,500,000 (30 June 2005: $nil).

The Group classifies interest rate hedges as cash flow hedges and states them at fair value.

Foreign currency risk
The Group incurs foreign currency risk on sales and purchases that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar.

The Group hedges at least 80% of the anticipated US dollar cash flows for net anticipated receivables/payables in the first three months forward, at least 50% in months four to six and at least 25% in months seven to twelve forward. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year from the balance sheet date.

The Group designates its forward exchange contracts of the variability of cash flows of a recognised asset or liability, or highly probable forecasted transaction as cash flow hedges and states them at fair value.

Estimation of fair values
The fair value of forward foreign exchange contracts is the mark to market value of the contracts as at 30 June 2006. The fair value of forward foreign exchange contracts at 30 June 2006 is an asset of £104,000 (six months ended 30 June 2005 a liability of £83,000 and year ended 31 December 2005 a liability of £147,000). The fair value of the interest rate hedges as at 30 June 2006 is an asset of £1,712,000 (six months ended 30 June 2005 £nil and year ended 31 December 2005 an asset of £864,000).

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the income statement. Otherwise the gains and losses will be reported in the income statement only when the forecasted transaction occurs and is recognised in the income statement.

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Pre-Close Period Statement
Released	07:00 16-Jan-07
Number	5575P

16th January 2007

Gyrus Group PLC

Pre-Close Period Statement

Reading, UK – Gyrus Group (GYG.L) a leading supplier of medical devices which reduce trauma and complications in surgery, today provides a pre-close period update ahead of its preliminary results announcement on 16th March 2007.

The Group's reported revenues for the year to 31st December 2006 are anticipated to be approximately £213 million representing growth of over 40% on the previous year (2005: £150million). Proforma underlying revenue growth (assuming a full comparative contribution from American Cystoscope Makers Inc ("ACMI"), on a constant exchange rate basis and excluding discontinued business lines) is expected to be approximately 7%, an improvement on the 6% growth shown in the first half of the financial year. This was driven by a strong sales performance in the last quarter of the year.

The integration of ACMI continued during the year in line with management's expectations. The Group's new North American customer service and distribution centre is up and running in Minnesota and the Racine, Wisconsin plant closure is nearing completion. Additionally, the transfer of part of the Group's production to the new Mexican plant has now commenced.

Subject to completion of the audit it is anticipated that Earnings per Share for the year to 31st December 2006 will be in line with market expectations.

A large number of new products have been introduced to market in 2006; the most significant being the PlasmaCision range in support of the Group's entry into the large general surgery market. Total revenues from this range in 2006 were approximately $7.6m ($4.6m disposable instruments and $3.0m G400 Generators) compared with $2.8m ($1.9m disposable instruments and $0.9m G400 Generators) in the first half of the year. Market feedback on this novel simultaneous "cut and seal" technology has been very positive and the Surgical Division has installed approximately 400 G400 generators into the US market, which comprises both gynaecologists and general surgeons. The post market optimisation of the PlasmaSeal instrument for open surgical procedures and improvements to the PlasmaTrissector for laparoscopic procedures have progressed well. The combination of the level of generator installations and the improvements to the Group's two leading general surgery instruments represents a good platform for 2007.

Brian Steer, Executive Chairman of Gyrus said:

"In the crucial first full year of the combined Gyrus ACMI business we have successfully made savings in the combined US organisation at the same time as introducing a significant number of new products to market. Despite the substantial fall in the value of the US dollar, our principal operating currency, we have made good progress in the year and we look to continue the Group's strong performance in 2007."

Enquiries:

Gyrus Group PLC	
Brian Steer, Executive Chairman	01189 219 750
Simon Shaw, Chief Financial Officer	01189 219 750

Financial Dynamics	
Ben Atwell	0207 831 3113

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Lawsuit Settlement
Released	07:01 06-Sep-06
Number	5506I

6 September 2006

Gyrus and Medtronic Settle Patent Lawsuit

Gyrus Group PLC and Medtronic Xomed, Inc., a subsidiary of Medtronic, Inc, announce that they have today agreed to settlement terms to end the long-running patent infringement dispute brought against Gyrus ENT by Medtronic Xomed. In the litigation, which was filed approximately two years ago, Medtronic Xomed contended that the Gyrus "Diego" micro-debrider system infringed certain patent rights held by Medtronic Xomed. Pursuant to the settlement, Medtronic Xomed and Gyrus ENT are dismissing with prejudice their respective claims and counterclaims. The settlement also includes mutual covenants not to sue each other on various patents and patent applications with respect to each company's current micro-debrider product lines. There are no damages or payments involved and each party will be responsible for its own costs and attorney fees incurred to date.

Enquiries:

Gyrus Group PLC Tel: 01189 219750
Brian Steer, Executive Chairman
Simon Shaw, Chief Financial Officer

Financial Dynamics
Ben Atwell Tel: 0207 831 3113

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Analyst & Investor Teach-In
Released	15:52 23-Oct-06
Number	8983K

23 October 2006

Gyrus Group PLC

Analyst and Investor Teach-In
at
The Royal College of Obstetricians and Gynaecologists

Gyrus Group PLC ("Gyrus"), a leading supplier of medical devices which reduce trauma and complications in surgery, will be hosting a presentation for analysts and investors at the Royal College of Obstetricians and Gynaecologists on Thursday 26 October 2006.

Presentation speakers will include Mr Frank Keeley, Consultant Urologist and Laparoscopic Surgeon, Bristol Southmeads Hospital; Professor Michael McMahon, Professor of Surgery, University of Leeds; Professor John Erian, Senior Gynaecologist and Minimal Access Surgeon, The Princess Royal University Hospital, Kent and hysterectomy patient Latona Oliphant.

The presentation will not disclose new material financial information.

Enquiries:

Financial Dynamics
Ben Atwell — Tel: 0207 831 3113

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Analyst Site Visit
Released	07:00 10-Oct-06
Number	1719K

10 October 2006

Gyrus Group PLC

Analyst Site Visit

Gyrus Group PLC ("Gyrus"), a leading supplier of medical devices which reduce trauma and complications in surgery, will be hosting an analyst site visit in the US later today.

The site visit will include presentations given by senior managers and directors on Gyrus's operations and strategy. There will be no discussion about current trading or future financial performance.

Enquiries:

Gyrus Group PLC	Today:
Brian Steer, Executive Chairman	Tel: 0207 831 3113
Simon Shaw, Chief Financial Officer	Tel: 0207 831 3113
Financial Dynamics	
John Gilbert	Tel: 0207 831 3113

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Board Appointment
Released	13:31 17-Oct-06
Number	5910K

Gyrus Group plc

Board Appointment

Reading,UK – Gyrus Group PLC (GYG) a leading supplier of medical devices to reduce trauma and complications in surgery, today announces the appointment of Dr. Katherine Innes Ker as a non-executive director with effect from 16 October 2006.

Dr. Innes Ker will chair the Remuneration Committee when Dr. Charles Goodson-Wickes steps down as the chairman of that committee at the next Remuneration Committee meeting and will be a member of the Audit and Nomination Committees.

Dr Innes Ker joined UBS Phillipps & Drew in 1987 as an equity analyst, after she gained a D.Phil in Molecular Biophysics from Oxford University earlier that year, and pursued a career in the City until 1996.

Dr Innes Ker is a non-executive director of Taylor Woodrow plc, Fibernet plc, Ordnance Survey Ltd and is Chairman of Shed Productions plc. Dr Innes Ker chairs the Remuneration Committee at Taylor Woodrow and Fibernet.

Other publicly quoted companies where Dr Innes Ker previously occupied non-executive positions between 2001 and 2006 are ITV Digital plc, The Television Corporation plc (where she was Chairman from 2004 till 2005), Williams Lea plc, and Bryant Group plc.

Commenting on the appointment, Brian Steer, Executive Chairman of Gyrus Group plc, said:

"Katherine is an excellent addition to the Board and her experience in a range of industries and in corporate governance matters will provide valuable insight and perspective to the Group."

Enquiries:

Gyrus Group plc 01189 219 750
Brian Steer, Chairman

Financial Dynamics 0207 831 3113
Ben Atwell

ITV Digital plc went into administration, and then into liquidation in August 2002.

Gyrus advises that there are no further matters relating to the appointment of Dr Katherine Innes Ker, which it is obliged to disclose under paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Board Appointment
Released	13:34 17-Oct-06
Number	5912K

Gyrus Group PLC

Board Appointment

Reading, UK – Gyrus Group PLC (GYG) a leading supplier of medical devices to reduce trauma and complications in surgery, today announces the appointment of Mr John L. Rennocks as a Non-executive Director with effect from 16 October 2006.

John Rennocks will become a member of the Audit Committee.

A qualified chartered accountant, Mr Rennocks has significant experience in the sector, having been finance director of Smith and Nephew plc from 1974 to 1989. Subsequent to that, he was finance director of Powergen plc and Corus Group plc before taking up a number of non-executive director positions of public and private companies. Mr Rennocks is currently chairman of Nestor plc, an independent organisation dedicated to providing managed services to the UK health and social care market and Diploma plc, a specialised international distribution company. He is also deputy chairman of Inmarsat plc, a global mobile satellite communications company.

Mr Rennocks is a non-executive director of Foreign and Colonial Investment Trust plc, JP Morgan Fleming Overseas Investment Trust plc, Babcock International Group plc and Wagon plc. Other publicly quoted companies where he previously occupied non-executive positions in the last five years are Oxford Glycosciences plc and Xenova plc.

Commenting on the appointment, Brian Steer, Executive Chairman of Gyrus Group PLC said:

"John Rennocks makes an excellent addition to the Board. His financial expertise and considerable sector experience will prove highly valuable to the Board and to Gyrus Group."

Enquiries:

Gyrus Group PLC Brian Steer, Chairman	01189 219 750
Financial Dynamics Ben Atwell	0207 831 3113

Gyrus advises that there are no further matters relating to the appointment of John Rennocks, which it is obliged to disclose under paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.

END

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Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	16	10	2006	†Date of Birth	04	05	1960

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: DR *Honours etc:

Forename(s): KATHERINE CHRISTINA MARY

Surname: INNES KER

Previous Forename(s): Previous Surname(s): PELLY

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address** BATTLESDEN HOUSE

Post town: BATTLESDEN Postcode: MK17 9HW

County / Region: BEDFORDSHIRE Country: UNITED KINGDOM

†Nationality: BRITISH †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): TAYLOR WOODROW PLC; FIBERNET GROUP PLC;

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 18th Oct 2006

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18th Oct 2006

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 03234242

† Directors only.

†Other directorships

SHED PRODUCTIONS PLC; ORDNANCE SURVEY LTD;
WICKAM CAPITAL LTD.
FORMER DIRECTORSHIPS: THE TELEVISION CORPORATION PLC;
BRYANT GROUP PLC; ITV DIGITAL PLC; WILLIAMS LEA PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

Peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

30 OCT 2006

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	16	10	2006	†Date of Birth	27	06	1945

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): JOHN LEONARD

Surname: RENNOCKS

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: CROWN ACRE, QUEENS DRIVE

Post town: OXSHOTT Postcode: KT22 0PB

County / Region: SURREY Country: UNITED KINGDOM

†Nationality: BRITISH †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): FOREIGN AND COLONIAL INVESTMENT TRUST PLC;

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 20 October 2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18th Oct 2006

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 03234242

† Directors only.

†Other directorships

INMARSAT PLC; JP MORGAN FLEMING INVESTMENT TRUST PLC;

BABCOCK INTERNATIONAL GROUP PLC; DIPLOMA PLC;

WAGON PLC; NESTOR PLC.

PAST DIRECTORSHIPS: OXFORD GLYCOSCIENCES PLC;

XENOVA PLC; ENGLAND RUGBY LTD; MUNDAYS (662) LTD

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Board Resolution 30 August 2006

The Board resolves to issue 1,309 ordinary shares of 1p each to Penny Hodgkin of 120 Laleham Road, Shepperton, Middlesex, TW17 0BB in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme:-

- 1,309 shares issued at an exercise price of 155p per share.

Ms Hodgkin proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Simon Shaw
Chief Financial Officer
Gyrus Group PLC

Board Resolution 13 September 2006

The Board resolves to issue 9,247 ordinary shares of 1p each in connection with the exercise of the following share options issued under the following schemes:

Gyrus Group plc US Stock Option Plan

- 7,287 shares to Wendy Pickett of 6500 Cardinal Hill Cove, Bartlett, TN 38135, U.S.A. Of these shares:
    - 5,037 shares at an exercise price of 202.5p per share.
    - 2,250 shares at an exercise price of 155p per share.

Gyrus 1997 Approved Share Option Scheme

- 1,960 shares to Geoffrey Baker of 26 Commercial Road, Abercarn Gwent, South Wales. NP11 5AH. Of these shares:
    - 1,460 shares at an exercise price of 311.5p per share
    - 500 shares at an exercise price of 202.5p per share.

The above people propose to sell the shares immediately and have therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 13 September 2006

The Board resolves to issue 4,000 ordinary shares of 1p each to Craig Stowell of 609 Chaucer Lane, Watertown, MN 55388, U.S.A in connection with the exercise of the following share options issued under the Gyrus Group plc U.S Stock Option Plan:

4,000 shares at an exercise price of 115p per share.

Mr Stowell proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 19 September 2006

The Board resolves to issue 1,952 ordinary shares of 1p each in connection with the exercise of the following share options issued under the following scheme:

Gyrus Group PLC US Stock Option Plan

- 914 shares issued at an exercise price of 155p per share to Michelle Bogdahn of 12 Jeannette Cr, Atoka, TN 38004, USA.
- 1,038 shares issued at an exercise price of 285p per share to Vatra Tipton of 5200 Orangewood Road, Memphis, TN 38134, USA.

The above people propose to sell the shares immediately and have therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 September 2006

The Board resolves to issue 2,504 ordinary shares of 1p each in connection with the exercise of the following share options issued under the Gyrus Group PLC U.S Stock Option Plan:

- 2,504 shares to Dorothy Munson of 5535 31st Avenue South, Minneapolis, MN 55417, U.S.A. Of these shares:
  - 1,236 shares at an exercise price of 330p per share.
  - 400 shares at an exercise price of 155p per share.
  - 618 shares at an exercise price of 155p per share.
  - 250 shares at an exercise price of 202.5p per share.

Ms Munson proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 26 September 2006

The Board resolves to issue 812 ordinary shares of 1p to Mary J. Millener of 5175 Rolling Meadows Dr., Memphis, TN 38134, U.S.A. in connection with the exercise of the following share options issued under the Gyrus U.S Share Option Plan:

- 812 shares issued at an exercise price of £2.025

The above employee proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 27 September 2006

The Board resolves to issue 1,300 ordinary shares of 1p each to Richard Curtis of 26 Pontymason Rise, Rogerstone, Newport NP10 9GJ in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme: -

- 500 shares issued at an exercise price of £2.025 per share.
- 800 shares issued at an exercise price of £1.55 per share

Mr Curtis proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 29 September 2006

The Board resolves to issue 972 ordinary shares of 1p each to Tara Thompson of 4567 Cedar Green Cu., Memphis, TN, 38128 in connection with the exercise of the following share options issued under the Gyrus US Share Option Plan: -

- 972 shares issued at an exercise price of £1.695 per share.

The above employee proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 29 September 2006

The Board resolves to issue 972 ordinary shares of 1p each to Elizabeth Paez of 150 Giltedge Road, Munford, TN, 38058, in connection with the exercise of the following share options issued under the Gyrus US Share Option Plan: -

- 972 shares issued at an exercise price of £1.695 per share.

The above employee proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution

17 October 2006

The Board resolves to issue 7,022 ordinary shares of 1p each in connection with the exercise of the following share options issued under the following schemes:

Gyrus Group PLC US Stock Option Plan

- 972 shares issued at an exercise price of 169.5p per share to Cynthia Curfman of 2778 Dromedary Drive, Memphis, TN 38133, USA.
- 1,367 shares issued at an exercise price of 202.5p per share to Don W. Bullock of P.O. Box 1237, 5217 Quito-Drummonds, Millington TN 38083, USA.
- 2,000 shares issued at an exercise price of 197.5p per share to Craig Stowell of 609 Chaucer Lane, Watertown, MN 55388, USA.
- 780 shares issued at an exercise price of 155p per share to Lisa J. Prater of P.O Box 223, Tipton, TN 38071, USA.
- 780 shares issued at an exercise price of 202.5p to Karen P. Myles of P.O Box 62, Munford, TN 38058 USA.

Gyrus Group PLC 1997 Approved Share Option Plan

- 1,123 shares issued at an exercise price of 169.5p to Douglas Winter of 4 Huntfield Road, Chepstow, Monmouthshire, NP16 5SA, United Kingdom.

The above people propose to sell the shares immediately and have therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 18 October 2006

The Board resolves to issue 9,210 ordinary shares of 1p each in connection with the exercise of the following share options issued under the following schemes:

Gyrus Group PLC US Stock Option Plan

- 486 shares issued at an exercise price of 155p per share to Kim Moore of 5505 Church Road, Mound, MN 55364, USA.
- 812 shares issued at an exercise price of 202.5p per share to Gwendolyn Cathy Small of 5715 Elizabeth Grace Cv, Bartlett, TN 38134, USA.
- 1,264 shares issued at an exercise price of 202.5p per share to Kenneth L. Hall of 94 Chickasaw Bluff, Cv, Millington, TN 38053, USA.
- 4,000 shares issued at an exercise price of 197.5p per share to Mike Geraghty of 1342 Cherry Hill Road, Mendota Heights, MN 55118, USA.
- 2,648 shares issued at an exercise price of 197.5p per share to James A. Frederick of 9635 Vagabond Lane North, Maple Grove, MN 55311, USA.

The above people propose to sell the shares immediately and have therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 16 October 2006

The Board resolves to issue 1,000 ordinary shares of 1p each to Neil Williams of 85 High Street, Porth, Rhondda Cynon Taff, CF39 9EU in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme: -

- 1000 shares issued at an exercise price of £1.975 per share.

Mr Williams proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 23 October 2006

The Board resolves to issue 1,000 ordinary shares of 1p each to Shelley Johnston of 19 Sharpethorpe Close, Lower Earley, Reading, RG6 4DB in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme: -

- 1000 shares issued at an exercise price of £1.975 per share.

Shelley Johnston proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 27 October 2006

The Board resolves to issue 2,000 ordinary shares of 1p each to Dr. Lionel M. Nelson of 27261, Black MT. Road, Los Altos Hills, CA 94022, USA in connection with the exercise of the following share options issued under the Gyrus Qualifying Non-Employee Stock Option Plan: -

- 2,000 shares issued at an exercise price of £1.695 per share.

The above person proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 1 November 2006

The Board resolves to issue 961 ordinary shares of 1p each to Simon Norcott of 50 Fitzroy Crescent, Woodley, Reading. RG5 4EU in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme:-

- 961 shares issued at an exercise price of £1.975 per share.

Simon Norcott proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 9 November 2006

The Board resolves to issue 1,375 ordinary shares of 1p each to Susan Phillips of 7 Lockyer Close, Winnersh, Wokingham, Berks. RG41 5RR, in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme:-

- 1, 375 shares issued at an exercise price of £2.025 per share.

Susan Phillips proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 November 2006

The Board resolves to issue 1,500 ordinary shares of 1p each to Karen Nicholls of Three Homestead Farm, Shiplate Road, Bleadon, North Somerset, BS24 0NQ in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme: -

- 1,000 ordinary shares issued at an exercise price of £1.55 per share.
- 500 shares issued at an exercise price of £2.025 per share.

Karen Nicholls proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 November 2006

The Board resolves to issue 10, 812 ordinary shares of 1p each in connection with the exercise of the following share options issued under the following scheme:

Gyrus Group PLC US Stock Option Plan

- 10,000 shares issued at an exercise price of 169.5p per share to Joseph Affrunti of 1911 Twin Oaks Ct. Buffalo Grove, Il. 60089, USA.
- 812 shares issued at an exercise price of 155p per share to, Willie B. Dickerson Bowers of 105 Clear Springs Drive, Oakland TN, 38060,USA.

The above people propose to sell the shares immediately and have therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 November 2006

The Board resolves to issue 5,000 ordinary shares of 1p each to Veronica Kirkland of 22 Starmead Drive, Wokingham, Berkshire, RG40 2HX in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme: -

- 1,500 ordinary shares issued at an exercise price of £2.025 per share.
- 3,500 ordinary shares issued at an exercise price of £3.115 per share.

Veronica Kirkland proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 21 November 2006

The Board resolves to issue 1,500 ordinary shares of 1p each to Kaye Fletcher of 44, High Cross Lane, Newport, NP10 9BG in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme:

- 1,500 ordinary shares issued at an exercise price of £1.975 per share.

Kaye Fletcher proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 22 November 2006

The Board resolves to issue 1,070 ordinary shares of 1p each to Barbara J. Pollard of 6995 Cherry Blossom, Memphis, TN 38133, in connection with the exercise of the following share options issued under the Gyrus US Share Option Plan: -

- 1,070 shares issued at an exercise price of £2.025 per share.

The above employee proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 23 November 2006

The Board resolves to issue 608 ordinary shares of 1p each to Jacqueline Carvell of 3 John Bull Close, Ringland, Newport, Gwent NP19 9PP in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme: -

- 608 shares issued at an exercise price of £2.845 per share.

Jacqueline Carvell proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 30 November 2006

The Board resolves to issue 12,500 ordinary shares of 1p each to Mr Blair Fraser of 9464 Doe Meadow Drive, Germantown, Tennessee 38139, USA in connection with the exercise of the following share options issued under the Gyrus US Stock Option Plan:

- 12,500 shares issued at an exercise price of £1.55per share.

The above person proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Brian Steer
Chairman
Gyrus Group PLC

Board Resolution 30 November 2006

The Board resolves to issue 1,000 ordinary shares of 1p each to Steven Patterson of 10 The Meadows, Marshfield, Cardiff, CF3 2AY, in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme:-

- 1, 000 shares issued at an exercise price of £1.975 per share.

Mr Patterson proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Brian Steer
Chairman
Gyrus Group PLC

Board Resolution 6 December 2006

The Board resolves to issue 3,250 ordinary shares of 1p each to Julie A. Seurer of 1525 79th Avenue N, Brooklyn Park, MN 55444 in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan: -

- 500 ordinary shares issued at an exercise price of £2.025 per share.
- 1,000 ordinary shares issued at an exercise price of £1.55 per share.
- 1,000 ordinary shares issued at an exercise price of £1.55 per share
- 750 ordinary shares issued at an exercise price of £1.975 per share

Julie Seurer proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Simon Shaw
Chief Financial Officer
Gyrus Group PLC

Board Resolution 6 December 2006

The Board resolves to issue 2,896 ordinary shares of 1p each to Laura Iversen of 641 Glenwood Avenue, Big Lake, MN 55309, U.S.A in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan:

- 1,896 ordinary shares issued at an exercise price of £1.55 per share.
- 1,000 ordinary shares issued at an exercise price of £1.975 per share.

Laura Iversen proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Simon Shaw
Chief Financial Officer
Gyrus Group PLC

Board Resolution

14 December 2006

The Board resolves to issue 2,500 ordinary shares of 1p each to Shelley Olsen of 10380, 51st Place N, Plymouth, MN 55442, U.S.A in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan:

- 2,500 ordinary shares issued at an exercise price of £1.975 per share.

Shelley Olsen proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 December 2006

The Board resolves to issue 400 ordinary shares of 1p each to Ian Watkins of 10 Lewis Street, Abersychan, Pontypool, Gwent, NP4 7AR, in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme:

- 400 ordinary shares issued at an exercise price of £1.55 per share.

Ian Watkins proposes to keep the shares, therefore please issue a share certificate for Mr Watkins to be delivered to the above address.

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 December 2006

The Board resolves to issue 3,000 ordinary shares of 1p each to Scott Latterell of 2128 Penn Ave S, Minneapolis, U.S.A, MN 55405, in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan:

- 3,000 ordinary shares issued at an exercise price of £3.30 per share.

Scott Laterell proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 December 2006

The Board resolves to issue 5,596 ordinary shares of 1p each to Catherine Mason of 51 Lagham Park, South Godstone, Surrey, RH9 8EP in connection with the exercise of the following share options issued under the Gyrus 1997 Approved Share Option Scheme:

- 2,596 ordinary shares issued at an exercise price of £1.975 per share.
- 3,000 ordinary shares issued at an exercise price of £1.975 per share.

Catherine Mason proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 20 December 2006

The Board resolves to issue 30,000 ordinary shares of 1p each to Jerry Dowdy of 2741 Hunters Drive, Germantown, Tennessee 38138, U.S.A, in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan:

- 30,000 ordinary shares issued at an exercise price of £1.975 per share.

Jerry Dowdy proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

A Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 21 December 2006

The Board resolves to issue 5,300 ordinary shares of 1p each to Tom Bowman of 16430, Wolfram Street NW, Ramsey, MN 55303, USA in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan:

- 3,000 ordinary shares issued at an exercise price of £3.30 per share.
- 400 ordinary shares issued at an exercise price of £1.55 per share.
- 1,500 ordinary shares issued at an exercise price of £1.55 per share.
- 400 ordinary shares issued at an exercise price of £2.025

Tom Bowman proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Board Resolution 12 January 2007

The Board resolves to issue 30,000 ordinary shares of 1p each to Jerry Dowdy of 2741 Hunters Drive, Germantown, Tennessee 38138, U.S.A, in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan:

- 30,000 ordinary shares issued at an exercise price of £2.40 per share.

Jerry Dowdy proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Simon Shaw
Chief Financial Officer
Gyrus Group PLC

Board Resolution 23 January 2007

The Board resolves to issue 15,167 ordinary shares of 1p each to Bradford W. Beale of 10494 North Bent Laurel Lane, Lakeland Tennessee 38002, U.S.A, in connection with the exercise of the following share options issued under the Gyrus Group Plc US Stock Option Plan:

- 5,500 ordinary shares issued at an exercise price of £1.975 per share.
- 9,667 ordinary shares issued at an exercise price of £2.40 per share

Bradford Beale proposes to sell the shares immediately and has therefore authorised the company to request that the Registrar deliver the exercised stock directly to Brewin Nominees Limited, CREST participant ID – 092, Member account ID – SCHEMES

By order of the Board

Radford

Amanda Radford
Director of Group Financial Reporting & Control
Gyrus Group PLC

Companies House
for the record

RECEIVED

Return of Allotment of Shares

88(2)

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	01	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1309		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	1,309
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5537	2250	1460
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	311.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name BREWIN NOMINEES LIMITED		Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES		ORDINARY	9,247
P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,			
NEWCASTLE UPON TYNE	UK Postcode NE99 1SX		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/9/01

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House

for the record

RECEIVED

Return of Allotment of Shares

88(2)

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	115p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X	Class of shares allotted ORDINARY	Number allotted 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	914	1038	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	155p	285p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,952
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1236	1018	250
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	330p	155p	202.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	2,504
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 29/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WOKINGHAM.
RG41 5RA Tel
DX number DX exchange

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	10	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2095	2147	2000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	169.5p	202.5p	197.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 7,022
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/10/06.

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH, WOKINGHAM
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	2 0	1 0	2 0 0 6			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	486	2076	6648
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	155p	202.5p	197.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	9,210
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24/10/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WOKINGHAM
RG41 5RA Tel 0118 9219274
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	10	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/10/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH, WOKINGHAM
RG41 5RA Tel 01189219724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	10	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31/10/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234243

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	10	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.695		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3 NOVEMBER 2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 01189219724
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	11	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	961		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 961
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10/11/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH, WOKINGHAM
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	11	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1375		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,375
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/11/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
RG41 5RA Tel 01189219724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1500	1812	2000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£1.55	£2.025

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3500	10000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£3.115	169.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 18,812
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	11	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1070	608	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£2.025	£2.845	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,678
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/12/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	12500	1000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£1.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	12,500
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,	ORDINARY	1,000
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/12/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM.
RG41 5RA Tel 01189219724
DX number DX exchange

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	12500	1000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£1.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	12,500
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,	ORDINARY	1,000
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 6/12/06

A director / ~~secretary / administrator~~ / administrative receiver ~~/ receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
RG41 5RA Tel 01189219724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	500	2000	750
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£2.025	£1.55	£1.975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 3,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/12/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	07	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1896	1000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£1.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,896
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/12/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	20	
Month	12	
Year	2006	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4500	1899	1899
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£2.025	£2.845

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED (092 / SCHEMES) Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 8298
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/1/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	03234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	400		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.55		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name IAN WATKINS Address 10 LEWIS STREET, ABERSYCHAN, PONTYPOOL, GWENT UK Postcode NP4 7AR	Class of shares allotted ORDINARY	Number allotted 400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/1/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	21	
Month	12	
Year	2006	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	30000	3000	5596
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£3.30	£1.975

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED (092 / SCHEMES) Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY ORDINARY ORDINARY	Number allotted 30000 3000 5596
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/1/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the *name*, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22 12 2006	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3000	1900	400
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£3.30	£1.55	£2.025

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED (092 / SCHEMES) Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 5300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/1/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	30000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED A/C SCHEMES Address: PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode: NE99 1SX	ORDINARY	30,000
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/1/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
40, WHARFEDALE ROAD, WINNERSH
RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 3 0 1 2 0 0 7	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5500	9667	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£2.40	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 15,167
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/2/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH, BERKSHIRE
RG41 5RA Tel 0118 921 9724
DX number DX exchange

END